Exhibit 99.(a)(1)(N)

EMAIL FROM THE COMPANY’S STOCK ADMINISTRATION DEPARTMENT TO ELIGIBLE OPTION HOLDERS:

December 15, 2008

To the Metabasis Therapeutics, Inc. Eligible Option Holders:

We have amended our Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 8, 2008.  The amendment, attached hereto, is for informational purposes and does not alter any of the other terms of the Offer.

As a reminder, if you decide to participate in the Offer, you must complete and submit the Election Form in accordance with the instructions included with the form by 5:00 p.m., U.S. Pacific Time, on January 7, 2009, unless we extend the expiration date of the Offer.  A copy of the Election Form along with instructions for completing and delivering the form can be obtained by contacting the Company’s stock administration department via email at kathiel@mbasis.com.

Please feel free to contact the Company’s stock administration department via email at kathiel@mbasis.com for further assistance.